EXHIBIT 4.7


                            TORRENT SYSTEMS INC.
               (formerly Applied Parallel Technologies, Inc.)

               Amendment No. 2 to 1995 Equity Incentive Plan

           Adopted by the Board of Directors on December 29, 1997

             Approved by the Stockholders on December 29, 1997


         Section 4 of the 1995 Equity Incentive Plan of Torrent Systems, Inc. (formerly Applied Parallel Technologies) shall be deleted and restated in its entirety as follows:

         "4.      Stock Subject to Plan.

                  Subject to adjustment as provided in Section 16 below, the total number of shares which may be issued and sold under the plan is 1,713,000 shares of Common Stock, $.01 par value per share ("Common Stock"). Except as may be prohibited by Rule 16b-3, (i) if an option granted under the Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to such option shall again be available for subsequent option grants or awards under the Plan, and (ii) if restricted stock awarded under the Plan shall be repurchased by the Company, the repurchased shares subject to such award shall again be available for subsequent option grants or awards under the Plan."